[CapitalSource Letterhead]

February 1, 2012

VIA EDGAR

Mr. John P. Nolan

Mr. Michael Volley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CapitalSource Inc.
Form 10-K for the year ended December 31, 2010 Filed on February 28, 2011 Form 10-Q for the Quarter ended September 30, 2011 Filed on November 1, 2011 File No. 001-31753

Dear Mr. Nolan and Mr. Volley:

This letter responds to the comments set forth in your letter addressed to CapitalSource Inc. (the “Company”) dated December 30, 2011 regarding the Company’s Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended September 30, 2011.

December 31, 2010 Form 10-K

Risk Factors – Our balloon loans and bullet loans may involve a greater degree of risk than other types of loans, page 29

1.	Please revise future filings to disclose the approximate percentage of commercial loans that are balloon loans and the percentage that are bullet loans.

Response:

We will revise future filings to include disclosure in our Risk Factors as follows:

As of December 31, 20xx, approximately xx% and xx% of the outstanding balance of our loan portfolio was comprised of balloon loans and bullet loans, respectively.

September 30, 2011 Form 10-Q

Troubled Debt Restructurings, page 17

2.	We note your disclosure that a loan that has been involved in a TDR might no longer be assessed as impaired one year subsequent to the restructuring assuming the loan performs under the restructured terms and the restructured terms were at market and that two loans with an aggregate carrying value of $35.6 million were not classified as impaired at September 30, 2011.

a.	For each loan, please tell us the relevant facts and circumstances related to the restructuring. Specifically tell us the type of modifications made (A note/B note, term extension, etc.).

b.	For each loan, please tell us in detail how you determined that the interest rate was greater than the rate that you were willing to accept at the time of the restructuring for a new loan with comparable risk. Refer to ASC 310-40-50-2. Specifically discuss how you determined the rate you were willing to accept at the time of the restructuring for a new loan with comparable risk.

c.	Please tell us if each loan would have met your underwriting standards for a new loan at the time it was restructured.

d.	Please clarify how you measure credit impairment on these loans. If you do not measure impairment using the guidance in ASC 310-10, please tell us how you considered the guidance in ASC 310-40-50-5.

e.	Please revise future filings to provide a roll forward of your TDR’s for each period presented.

Response:

Both loans that were removed from impairment status were the A note components of loans modified through an A/B note structure. In each case, the A note was structured such that we were reasonably assured of repayment. Further, each A note had performed under the modified terms for four consecutive quarters subsequent to the modification before being removed from impairment classification. Each B note was charged off at the time of the restructuring. The modification to one of the loans (“Loan 1”) included a maturity extension, an increase in the interest rate, a change from a floating rate to a fixed rate of interest and a split of the loan into a performing A note and a non-performing B note. The modification to the other loan (“Loan 2”) included a maturity extension, a change to the coupon from a floating rate to a fixed rate of interest and a split of the loan into a performing A note and a non-performing B note. Within six months of its initial troubled debt restructuring, Loan 2 was subsequently modified. In the latter modification, we received a principal paydown on the A note in exchange for legally forgiving a portion of the B note that had been charged off as part of the previous modification. The corresponding A note for Loan 2 was not removed from impairment classification until the borrower demonstrated four quarters of payment performance subsequent to the second modification.

For each modification, the A note was structured to meet our underwriting standards, including pricing at the time of the restructuring and was modified such that we were reasonably assured of full repayment of principal and interest. This included having borrower cash flows sufficient to cover debt service as well as a loan to value ratio to fully support the A note. We considered the guidance outlined in ASC 310-40-50-2(a) surrounding whether the restructuring agreement specifies an interest rate that is at least equal to the rate that we would be willing to accept at the time of the restructuring for a new loan with comparable risk. In evaluating this condition, we reviewed our current pricing levels on loan originations involving similar collateral that were closed around the restructuring date as well as potential loan deals existing at the time of the restructuring. We then set the interest rate of the A note on each modification to be comparable with our current rates. The A notes were subsequently removed from impairment classification after four consecutive quarters of payment performance under the modified terms.

In accordance with ASC 310-10-35-22, credit impairment on each loan was measured based on the present value of expected future cash flows of the restructured note discounted at the loan’s effective interest rate. The effective interest rate on the loan used to discount the expected cash flows was based on the original contractual rate of the loan and not the rate specified in the restructuring agreement. For each restructured loan, the interest rate on the A note was at least equal to the original contractual rate of the loan prior to the modification. As a result, the modifications did not result in any additional measured impairment on the restructured loans beyond that recorded for the charge offs of the B notes. Once removed from impairment classification, the performing A notes were aggregated within a pool of loans having similar characteristics that is collectively evaluated for impairment.

We will revise future filings to include a roll forward of our TDRs in the footnotes to our consolidated financial statements for each period presented as follows:

Beginning Balance of TDRs

    New TDRs

    Draws and paydowns on existing TDRs, net

    Loan sales and payoffs

    Charge offs post modification

Ending Balance of TDRs

*        *        *        *

In connection with its responses to the foregoing comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning these matters, please do not hesitate to call me at (714) 989-4610.

Sincerely,

/s/ John A. Bogler
John A. Bogler
Chief Financial Officer

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